Exhibit 99.1

February 19, 2016

Director of Reserves and Production Services
WPX Energy, Inc.
One Williams Center, Suite 3600
Tulsa, Oklahoma 74172

Dear Sir or Madam:

In accordance with your request, we have audited the estimates prepared by WPX Energy, Inc. and its subsidiaries WPX Energy Production, LLC; WPX Energy Rocky Mountain, LLC; WPX Energy RM Company; and WPX Energy Williston, LLC (collectively referred to herein as "WPX"), as of December 31, 2015, of the proved reserves and future revenue to the WPX interest in certain oil and gas properties located in the United States. It is our understanding that the proved reserves estimated herein constitute approximately 99 percent of all proved reserves owned by WPX. We have examined the estimates with respect to reserves quantities, reserves categorization, future producing rates, future net revenue, and the present value of such future net revenue, using the definitions set forth in U.S. Securities and Exchange Commission (SEC) Regulation S-X Rule 4-10(a). The estimates of reserves and future revenue have been prepared in accordance with the definitions and regulations of the SEC and, with the exception of the exclusion of future income taxes, conform to the FASB Accounting Standards Codification Topic 932, Extractive Activities-Oil and Gas. We completed our audit on or about the date of this letter. This report has been prepared for WPX's use in filing with the SEC; in our opinion the assumptions, data, methods, and procedures used in the preparation of this report are appropriate for such purpose.

The following table sets forth WPX's estimates of the net reserves and future net revenue, as of December 31, 2015, for the audited properties:

	Net Reserves			Future Net Revenue(1) (M$)
	Oil	NGL	Gas		Present Worth
Category	(MBBL)	(MBBL)	(MMCF)	Total	at 10%
Proved Developed	82,917	49,303	1,575,527	2,242,751	1,398,774
Proved Undeveloped(1)	59,700	25,731	570,640	638,768	-105,725
Total Proved	142,617	75,034	2,146,167	2,881,521	1,293,048
Totals may not add because of rounding.

(1)
Estimates of proved undeveloped reserves have been included for certain locations that generate positive future net revenue but have negative present worth discounted at 10 percent based on the constant prices and costs discussed in subsequent paragraphs of this letter.

The oil volumes shown include crude oil and condensate. Oil and natural gas liquids (NGL) volumes are expressed in thousands of barrels (MBBL); a barrel is equivalent to 42 United States gallons. Gas volumes are expressed in millions of cubic feet (MMCF) at standard temperature and pressure bases.

When compared on a well-by-well basis, some of the estimates of WPX are greater and some are less than the estimates of Netherland, Sewell & Associates, Inc. (NSAI). However, in our opinion the estimates shown herein of WPX's reserves and future revenue are reasonable when aggregated at the proved level and have been prepared in accordance with the Standards Pertaining to the Estimating and Auditing of Oil and Gas Reserves Information promulgated by the Society of Petroleum Engineers (SPE Standards). Additionally, these estimates are within the recommended 10 percent tolerance threshold set forth in the SPE Standards. We are satisfied with the methods and procedures used by WPX in preparing the December 31, 2015, estimates of reserves and future revenue, and we saw nothing of an unusual nature that would cause us to take exception with the estimates, in the aggregate, as prepared by WPX.

The estimates shown herein are for proved reserves. WPX's estimates do not include probable or possible reserves that may exist for these properties, nor do they include any value for undeveloped acreage beyond those tracts for which undeveloped reserves have been estimated. WPX has included estimates of proved undeveloped reserves for certain locations that generate positive future net revenue but have negative present worth discounted at 10 percent based on the constant prices and costs discussed in subsequent paragraphs of this letter. These locations have been included based on the operators' declared intent to drill these wells, as evidenced by WPX's internal budget, reserves estimates, and price forecast. Reserves categorization conveys the relative degree of certainty; reserves subcategorization is based on development and production status. The estimates of reserves and future revenue included herein have not been adjusted for risk.

Prices used by WPX are based on the 12-month unweighted arithmetic average of the first-day-of-the-month price for each month in the period January through December 2015. For oil and NGL volumes, the average West Texas Intermediate posted price of $46.79 per barrel is adjusted by area for basis differentials and by lease for quality, transportation fees, and market differentials. For gas volumes, the average Henry Hub spot price of $2.587 per MMBTU is adjusted by area for basis differentials and by lease for energy content, transportation fees, and market differentials and, as appropriate, plant shrinkage. All prices are held constant throughout the lives of the properties. The average adjusted product prices weighted by production over the remaining lives of the properties are $43.84 per barrel of oil, $15.81 per barrel of NGL, and $2.270 per MCF of gas.

Operating costs used by WPX are based on historical operating expense records. For the nonoperated properties, these costs include the per-well overhead expenses allowed under joint operating agreements along with estimates of costs to be incurred at and below the district and field levels.  Operating costs for the operated properties are limited to direct lease- and field-level costs and WPX's estimate of the portion of its headquarters general and administrative overhead expenses necessary to operate the properties.  Operating costs have been divided into field-level costs, per-well costs, and per-unit-of-production costs. Capital costs used by WPX are based on authorizations for expenditure and actual costs from recent activity. Capital costs are included as required for workovers, new development wells, and production equipment. Operating costs and capital costs are not escalated for inflation. Estimates do not include any salvage value for the lease and well equipment or the cost of abandoning the properties.

The reserves shown in this report are estimates only and should not be construed as exact quantities. Proved reserves are those quantities of oil and gas which, by analysis of engineering and geoscience data, can be estimated with reasonable certainty to be economically producible; probable and possible reserves are those additional reserves which are sequentially less certain to be recovered than proved reserves. Estimates of reserves may increase or decrease as a result of market conditions, future operations, changes in regulations, or actual reservoir performance. In addition to the primary economic assumptions discussed herein, estimates of WPX and NSAI are based on certain assumptions including, but not limited to, that the properties will be developed consistent with current development plans as provided to us by WPX, that the properties will be operated in a prudent manner, that no governmental regulations or controls will be put in place that would impact the ability of the interest owner to recover the reserves, and that projections of future production will prove consistent with actual performance. If the reserves are recovered, the revenues therefrom and the costs related thereto could be more or less than the estimated amounts. Because of governmental policies and uncertainties of supply and demand, the sales rates, prices received for the reserves, and costs incurred in recovering such reserves may vary from assumptions made while preparing these estimates.

It should be understood that our audit does not constitute a complete reserves study of the audited oil and gas properties. Our audit consisted primarily of substantive testing, wherein we conducted a detailed review of all properties. In the conduct of our audit, we have not independently verified the accuracy and completeness of information and data furnished by WPX with respect to ownership interests, oil and gas production, well test data, historical costs of operation and development, product prices, or any agreements relating to current and future operations of the properties and sales of production. However, if in the course of our examination something came to our attention that brought into question the validity or sufficiency of any such information or data, we did not rely on such information or data until we had satisfactorily resolved our questions relating thereto or had independently verified such information or data. Our audit did not include a review of WPX's overall reserves management processes and practices.

We used standard engineering and geoscience methods, or a combination of methods, including performance analysis, volumetric analysis, and analogy, that we considered to be appropriate and necessary to establish the conclusions set forth herein. As in all aspects of oil and gas evaluation, there are uncertainties inherent in the interpretation of engineering and geoscience data; therefore, our conclusions necessarily represent only informed professional judgment.

Supporting data documenting this audit, along with data provided by WPX, are on file in our office. The technical persons primarily responsible for conducting this audit meet the requirements regarding qualifications, independence, objectivity, and confidentiality set forth in the SPE Standards. Dan Paul Smith, a Licensed Professional Engineer in the State of Texas, has been practicing consulting petroleum engineering at NSAI since 1980 and has over 7 years of prior industry experience. John G. Hattner, a Licensed Professional Geoscientist in the State of Texas, has been practicing consulting petroleum geoscience at NSAI since 1991 and has over 11 years of prior industry experience. We are independent petroleum engineers, geologists, geophysicists, and petrophysicists; we do not own an interest in these properties nor are we employed on a contingent basis.

Sincerely,

NETHERLAND, SEWELL & ASSOCIATES, INC.
Texas Registered Engineering Firm F-2699

/s/ C.H. (Scott) Rees III
By:
C.H. (Scott) Rees III, P.E.
Chairman and Chief Executive Officer

	/s/ Dan Paul Smith	/s/ John G. Hattner
By:		By:
	Dan Paul Smith, P.E. 49093	John G. Hattner, P.G. 559
	Senior Vice President	Senior Vice President

Date Signed: February 19, 2016		Date Signed: February 19, 2016
DPS:JSB

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